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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT



16018869

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004

SEC Mail Processing Section
JUN 08 2016
Washington DC
412

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152
   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004

7. Provide the date applicant's fiscal year ends: December 31, 2012

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/07/2016 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 7th day of June (Month), 2016 (Year) by Eleonor Grecco (Notary Public)

My Commission expires 12/4/2018 County of Manhattan State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

ELEONOR GRECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 2018



June 7, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options
New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options
Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory
Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material
Press Releases:
www.ise.com/press
Publications:
http://www.ise.com/publications

Corporate
Board Members:
http://www.ise.com/about-ise/board-of-directors/
Constitution:
http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf
LLC Agreement:
http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf
Exchange Officers:
http://www.ise.com/about-ise/management-team/

Members
List of ISE Members
http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate

60 Broad Street, New York, NY 10004 TEL 212 943 2400 FAX 212 425 4926 www.ise.com

Exhibit M

Terminated Members

Archelon LLC
September 20, 2001 (EAM); July 5, 2002 (CMM)
411 South Wells Street, Suite 1200, Chicago, IL 60607
Contact: John A. Koltes, (312) 461-0300
Competitive Market Maker Member (8 Memberships)
Competitive Market Making Trading Rights

Bloomberg Tradebook LLC
September 20, 2006
731 Lexington Ave. New York, NY 10022
Contact: John Byrne, (416) 351-0394
Electronic Access Member (public business)
Electronic Access Member Trading Right

Consolidated Trading LLC
April 12, 2010
440 S. LaSalle St., Ste. 1900 Chicago, IL 60605
Contact: Daniel Medic 312-360-7352
Electronic Access Member (Proprietary only)
Electronic Access Member Trading Right

FBR Capital Markets & Co.
1001 19th Street North, Arlington VA 22209
Contact: Scott Eveleth, (212) 634-5165
Electronic Access Member (public business)
Electronic Access Member Trading Right

MPS Global Securities, LLC
May 20, 2010
850 Third Avenue – 17th Floor, New York, NY 10022
Contact: Howard Elisofon, (212) 331-6401
Electronic Access Member (public business and proprietary trading)
Electronic Access Member Trading Right

New Albion Securities, LLC
July 17, 2005
220 Montgomery Street, Suite 462, San Francisco, CA 94104
Contact: Michele M. May, (415) 421-5626
Electronic Access Member (public business)
Electronic Access Member Trading Right

Newedge USA, LLC
September 20, 2001
630 Fifth Avenue, Suite 500, New York, NY 10111
Contact: Robert Bond, (646) 557-8531
Electronic Access Member (public business)
Electronic Access Member Trading Right

Raymond C. Forbes & Co., Inc.
May 17, 2007
30 Broad Street, 20th Floor, New York, NY 10004
Contact: Patricia Forbes, (212) 742-8140
Electronic Access Member (agency business)
Electronic Access Member Trading Right

Susquehanna Investment Group
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004
Contact: Diane Roberts, (610) 617-2661
Competitive Market Maker Member
Competitive Market Making &Trading Rights

TFS Derivatives Corporation
January 12, 2004
17 State St., 41st Fl., New York, NY 10004
Contact: David Merola (212) 483-9839
Electronic Access Member (public business)
Electronic Access Member Trading Right